Exhibit 99.23
CONSENT OF EMERSON RICARDO RE
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in Registration Statement No. 333-289969 on Form F-10, in Registration Statement No. 333-264821 on Form S-8 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.Technical Report on the Tucumã Project (formerly known as the Boa Esperança Project) entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021.
Yours truly,

/s/ Emerson Ricardo Re
Emerson Ricardo Re, MSc, MBA
MAusIMM (CP) (No. 305892)
Registered Member (No. 0138) (Chilean Mining Commission)
HCM Consultoria Geologica Eireli

Dated: March 30, 2026